As filed with the Securities and Exchange Commission on June 12, 1996

                                              Registration No. 33-



                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549




                                     FORM S-8
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                  LOEHMANN'S, INC.
            (Exact name of registrant as specified in its charter)


          DELAWARE                                         22-2341356
(State or other jurisdiction of                            (IRS Employer
incorporation or organization)                             Identification No.)


                                     2500 Halsey Street
                                   Bronx,  New York  10461
                                       (718) 409-2000
                      (Address of Principal Executive Offices) (Zip Code)

                                  1988 STOCK OPTION PLAN

                                  (Full title of the plan)



                                      Philip Kaplan
                                     Loehmann's, Inc.
                                    2500 Halsey Street
                                  Bronx, New York  10461
                         (Name and address of agent for service)
                                      (718) 409-2000
                 (Telephone number, including area code, of agent for service)


                                        COPIES TO:
                                    Mitchell S. Fishman
                                     Robert B. Schumer
                           Paul, Weiss, Rifkind, Wharton & Garrison
                                 1285 Avenue of the Americas
                                    New York, NY 10019
                                     (212) 373-3000
                                       ----------

                        CALCULATION OF REGISTRATION FEE

                                                       Proposed               Proposed
         Title of                                      Maximum                Maximum
Securities to be Registered  Amount to be           Offering Price       Aggregate Offering            Amount of
                             Registered (1)         Per Share (2)            Price (2)          Registration Fee (2)
  Common Stock, $0.01 par
      value per share        22,345 shares (3)           $ 8.95               $ 199,987.75         $     69.00 (10)
  Common Stock, $.01 par
      value per share        42,558 shares (4)           $ 8.06               $  343,017.48        $    119.00 (10)
  Common Stock, $.01 par
      value per share       112,917 shares (5)           $ 5.01               $  565,714.17        $    196.00 (10)
  Common Stock, $0.01 par
      value per share        22,345 shares (6)           $ 4.48               $  100,105.60        $     35.00 (10)
  Common Stock, $0.01 par
      value per share       417,391 shares (7)           $1.07                $  446,608.37        $    155.00 (10)
  Common Stock, $0.01 par
      value per share            759  shares (8)         $23.8125             $   18,073.69        $      7.00 (10)
  Common Stock, $0.01 par
      value per share       247,738 shares (9)           $23.8125           $5,899,261.13          $  2,035.00 (10)


(1) Consists of 618,315 shares reserved for issuance under the 1988 Stock Option Plan (the "Plan") of Loehmann's, Inc. and 247,738 shares which were originally issued upon the exercise of options granted pursuant to the Plan.

(2) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) and 457(h)(i) under the Securities Act of 1933, as amended.

(3) Represents 22,345 shares reserved for issuance pursuant to options having an exercise price of $8.95 per share, granted pursuant to the plan. The registration fee for such shares was calculated in accordance with Rule 457(h)(i) under the Securities Act of 1933, as amended, based on the exercise price of the options.

(4) Represents 42,558 shares reserved for issuance pursuant to options having the exercise price of $8.06 per share, granted pursuant to the Plan. The registration fee for such shares was calculated in accordance with Rule 457(h)(i) under the Securities Act of 1933, as amended, based on the exercise price of the options.

(5) Represents 112,917 shares reserved for issuance pursuant to options having an exercise price of $5.01 per share, granted pursuant to the Plan. The registration fee for such shares was calculated in accordance with Rule 457(h)(i) under the Securities Act of 1933, as amended, based on the exercise price of the options.

(6) Represents 22,345 shares reserved for issuance pursuant to options having an exercise price of $4.48 per share, granted pursuant to the plan. The registration fee for such shares was calculated in accordance with Rule 457(h)(i) under the Securities Act of 1933, as amended, based on the exercise price of the options.

(7) Represents 417,391 shares reserved for issuance pursuant to options having an exercise price of $1.07 per share, granted pursuant to the plan. The registration fee for such shares was calculated in accordance with Rule 457(h)(i) under the Securities Act of 1933, as amended, based on the exercise price of the options.

(8) Represents 759 shares reserved for issuance under the Plan. The registration fee for such shares was calculated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, upon the basis of fluctuating market price.

(9) Represents 247,738 shares which were originally issued upon the exercise of options granted pursuant to the Plan. The registration fee for such shares was calculated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, upon the basis of fluctuating market price.

(10) One transfer in the amount of $2,616 has been wired in payment of the total filing fee.

                               EXPLANATORY NOTE


    This Registration Statement relates to two Prospectuses, the "Plan Prospectus" which relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Loehmann's, Inc. (the "Company") reserved for issuance pursuant to the Company's 1988 Stock Option Plan (the "Plan") and the "Reoffer Prospectus" which relates to the offer and sale of shares of Common Stock owned by certain persons who have exercised options granted under the Plan. The Plan Prospectus being delivered by the Company to participants in the Plan as required by Rule 428 under the Securities Act of 1933, as amended (the "Securities Act"), has been prepared in accordance with the requirements provided in Instruction C of Form S-8. The Plan information required in the Plan Prospectus is included in documents being maintained and delivered by the Company as required by Rule 428 under the Securities Act. The Company will provide to participants in the Plan a written statement advising them of the availability without charge, upon written or oral request, of documents incorporated by reference herein, as is required by Item 2 of Part I of Form S-8. The Reoffer Prospectus was prepared in accordance with the requirements of Part I of Form S-3.

                                    PART I

                            INFORMATION REQUIRED IN
                         THE SECTION 10(A) PROSPECTUS


ITEM 1.     PLAN INFORMATION

    Not required to be filed in the Registration Statement.

ITEM 2.     REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION

    Not required to be filed in the Registration Statement.

REOFFER PROSPECTUS


                               LOEHMANN'S, INC.


                        247,738 SHARES OF COMMON STOCK

   THIS REOFFER PROSPECTUS RELATES TO 247,738 SHARES (THE "SHARES") OF THE COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "COMMON STOCK"), OF LOEHMANN'S, INC., A DELAWARE CORPORATION (THE "COMPANY"), PREVIOUSLY OFFERED AND ISSUED BY LOEHMANN'S HOLDINGS, INC., A MARYLAND CORPORATION ("HOLDINGS"), TO KEY EMPLOYEES AND DIRECTORS OF HOLDINGS (THE "SELLING SECURITYHOLDERS"), PURSUANT TO THE COMPANY'S 1988 STOCK OPTION PLAN (THE "PLAN"). HOLDINGS FORMERLY OWNED 100% OF THE ISSUED AND OUTSTANDING
STOCK OF THE COMPANY BUT MERGED INTO THE COMPANY IN MAY 1996.  THE
SELLING SECURITYHOLDERS ACQUIRED THE SHARES UNDER THE PLAN AND ARE NOW OFFERING THE SHARES FOR RESALE. THE COMPANY WILL NOT RECEIVE ANY
PROCEEDS FROM THE SALE OF THE SHARES PURSUANT TO THIS PROSPECTUS.

EACH PROSPECTIVE PURCHASER SHOULD, PRIOR TO PURCHASE, CAREFULLY CONSIDER THE MATTERS CONTAINED IN THE SECTION OF THIS REOFFER PROSPECTUS ENTITLED "RISK FACTORS" BEGINNING ON PAGE 5, AS WELL AS ALL OTHER INFORMATION SET FORTH ELSEWHERE IN THIS REOFFER PROSPECTUS.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS REOFFER PROSPECTUS.
                ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    THE DATE OF THIS REOFFER PROSPECTUS IS JUNE 12, 1996

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's prospectus dated May 7, 1996 filed with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 424(b) promulgated under the Securities Act of 1933, as amended (the "Securities Act") and the Company's Registration Statement on Form 8-A filed with the Commission pursuant to Section 13 of the Exchange Act, are hereby incorporated by reference in this Reoffer Prospectus.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Reoffer Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference in this Reoffer
Prospectus and to be a part hereof from the date of filing of such documents.

    The Company will file, during any period in which offers or sales are being made hereby, a post-effective amendment to its registration statement on Form S-8 in order to reflect any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement and to reflect any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. No such post-effective amendment to the registration statement will be filed if the changed facts, events or material information necessitating such post-effective amendment are contained in periodic reports filed by the Company pursuant to Section 13 of the Exchange Act and incorporated by reference herein. Further, the Company will remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. For purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment of the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The Company will provide without charge to each person to whom this Reoffer Prospectus is delivered, upon written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Reoffer Prospectus. Requests for such copies should be made to the Company, 2500 Halsey Street, Bronx, New York 10461 (tel.
(718) 409-2000).

                            ADDITIONAL INFORMATION

    Holdings is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission.
Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549 or at its Regional Offices located at Room 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

    The Company has filed with the Commission a registration statement on Form S-8 (the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement and to the financial statements, and exhibits filed therewith. Except as provided below, statements contained in this Prospectus regarding the contents of any contract or other documents referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. This Prospectus contains a description of all provisions of the documents filed as exhibits to the Registration Statement that are material to investors.

    The Company intends to furnish its shareholders with annual reports containing audited financial statements.


                               THE COMPANY

    Loehmann's is a leading national specialty retailer of well known designer and brand name women's fashion apparel, accessories and shoes offered at prices that are typically 25% to 50% below department store prices. Frieda Loehmann founded the original Loehmann's business in 1921. She acquired the overruns and samples from designers who supplied major department stores and sold these goods at discount prices at her store in Brooklyn, New York. With the success of the original Brooklyn store, her son Charles began expanding the business, first in the northeastern United States and then nationally. Loehmann's remained privately held until 1964. After 17 years as a public company, Loehmann's was acquired in 1981 by AEA Investors ("AEA") in a leveraged buy out transaction. AEA then sold the Company in 1983 to Associated Dry Goods Corporation ("ADG"), owners of the Lord & Taylor and other retail chains.
Loehmann's ownership changed again in October 1986 when the May

Department Stores purchased ADG. On September 19, 1988 Loehmann's was acquired in a leveraged buy out transaction (the "Acquisition") led by Sefinco Ltd., an affiliate of Entrecanales y Tavora, S.A., the Sprout Group, a venture capital affiliate of Donaldson, Lufkin & Jenrette, Inc., Desai Capital Management, Inc. and certain of its affiliates and members of senior management.

    Prior to consummation of the offering of 4,107,800 shares of Common Stock on May 10, 1996 (the "Offering"), Holdings, a holding company whose only material assets consisted of all of the outstanding stock of the Company and an intercompany note with the Company, merged with and into a new wholly-owned Delaware subsidiary formed for the purpose of reincorporating Holdings from Maryland to Delaware. Subsequently, but prior to consummation of the Offering, the surviving corporation of such merger merged with and into the Company, with the Company being the ultimate surviving corporation of such mergers (together, the "Holdings Merger"). Each share of Holdings Common Stock, par value $0.008403361 per share ("Holdings Common Stock") and Holdings Class B Common Stock, par value $0.008403361 per share ("Holdings Class B Common Stock") was converted in the Holdings Merger into approximately 0.22 shares of Common
Stock and the Company's Class B Common Stock, par value $0.01 per share
("Class B Common Stock"), respectively.  Existing shares of Holdings'
Series A Preferred Stock, par value $0.005602241 per share ("Series A
Preferred Stock") will be redeemed on or about June 14, 1996.

    The Company is a Delaware corporation whose executive offices are located at 2500 Halsey Street, Bronx, New York 10461 and its telephone number is (718) 409-2000.

                           RECENT DEVELOPMENTS

    Supplemental net income for the quarter ended May 4, 1996 was $2.6 million, or $0.27 per share. Supplemental net income is calculated assuming the Company's initial public offering of Common Stock and 11-7/8% Notes consummated on May 10, 1996 had been completed on the first day of such quarter, and that the Company paid taxes using a 39% effective tax rate.

    On a reported basis, net income for the first quarter of fiscal 1996 increased 120% to $1.8 million, or $0.31 per share, compared to net income of $831,000, or $0.16 per share for the first quarter of the prior year. Operating income increased 15.5% to $6.7 million (6.4% of sales) compared to $5.8 million (6.0% of sales) in the first quarter of last year. The provision for income taxes primarily represents alternative minimum taxes and state and local taxes for states that do not allow net operating loss carryforwards.

    Sales for the period increased 6.7% to $104.1 million from $97.5 million in the first quarter of 1995. Comparable store sales rose 7.1%.

    In February and March 1996, the Company opened two of the seven stores planned for fiscal 1996, one in Merrick, New York and the other in Houston, Texas. Both of the new stores reflect the Company's new, larger store format: the Merrick store is approximately 20,000 square feet and the Houston store is approximately 23,000 square feet. The Company also has signed leases for each of the remaining five stores planned for fiscal 1996, which will average approximately 30,000 square feet (excluding the planned 60,000 square foot flagship Manhattan store). In connection with these new store openings, the Company expects to close two smaller stores, one of which will be converted into a clearance center.


                                 RISK FACTORS

    The following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

AGGRESSIVE EXPANSION STRATEGY

    The Company intends to pursue an expansion strategy involving opening many more stores than it has in recent years, and its future operating results will depend to a substantial extent upon its ability to open and operate new stores successfully. The new stores are expected to be significantly larger than most of the Company's existing stores and several of the new stores, unlike all but one of the Company's existing stores, will be located in central business districts. The Company may also enter certain new markets in various regions in the United States. Operating larger format stores as well as expanding into new markets and central business districts may present competitive and merchandising challenges that are different than those currently encountered by the Company in its existing markets. In addition, the Company's ability to open new stores on a timely basis will depend upon a number of factors, including the ability to properly identify and enter new markets, locate suitable store sites, negotiate acceptable lease terms, construct or refurbish sites, hire, train and retain skilled managers and personnel, and other factors, some of which may be beyond the Company's control. There can be no assurance that the Company's new stores will be profitable or achieve sales and profitability levels comparable to the Company's larger stores or its existing stores generally. In addition, because of the nature of the Company's business, the Company's new store openings will be clustered during the Company's significant spring or fall selling seasons and thus any delay in such openings could materially adversely affect the Company's financial performance in the relevant fiscal year or period. Furthermore, the Company believes that its expansion within existing markets will adversely affect the financial performance of the Company's existing stores within those markets.

    To manage its expansion, the Company continually will need to evaluate the adequacy of its existing systems and procedures, including financial controls, management information systems and store management, as well as its existing distribution center which will be used to supply new stores. There can be no assurance that the Company will anticipate all of the changing demands that its expanding operations will impose on its existing infrastructure. The failure of the Company's infrastructure to handle its expansion program could adversely affect its future operating results. In addition, the Company intends to finance its store expansion program primarily through its own operating cash flow. The Company anticipates that its capital expenditures related to store expansion will total approximately $10.0 million in fiscal 1996. If the Company does not generate sufficient operating cash flow to support its store expansion program, the Company may not be able to achieve its targets for opening new stores.

ADEQUATE SOURCES OF MERCHANDISE SUPPLY

    The Company's business is dependent to a significant degree upon its ability to purchase designer and other brand name merchandise at substantially below normal wholesale prices. The Company does not have any long-term supply contracts with its suppliers. The loss of certain key vendors or the failure to establish and maintain relationships with popular vendors could have a material adverse effect on the Company's business. The Company believes it currently has adequate sources of designer and brand name merchandise; however, there can be no assurance, especially given the Company's expansion plans, that the Company will be able to acquire sufficient quantities and an appropriate mix of such merchandise at acceptable prices.

COMPARABLE STORE SALES

    The Company's comparable store sales results have experienced significant fluctuations in the past. In addition, the Company anticipates that opening new stores in existing markets will generally result in decreases in comparable store sales for existing stores in such markets. The Company believes that this negative impact on existing store sales, coupled with the maturity of the Company's existing stores, will make it difficult to achieve increases in comparable store sales until a significant number of new stores are included in the comparable store base.

SUBSTANTIAL LEVERAGE AND RESTRICTIVE COVENANTS

    The Company has substantial indebtedness and, as a result, significant debt service obligations. As of May 4, 1996, after adjusting for the effect of the application of the net proceeds of the Offering, the offering (the "Debt Offering") by the Company of $100 million aggregate principal amount of 11-7/8% Senior Notes due May 15, 2003 ("Senior Notes"), the Company's new $35 million credit facility (the "New Credit Facility") and cash on hand at the closing, the Company would have had approximately $102.8 million of outstanding indebtedness. The degree to which the Company is leveraged could have several material adverse effects, including, but not limited to the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) the Company's substantial leverage could make it more vulnerable to a downturn in general economic conditions;(iii) the Company may be more highly leveraged than other companies with which it competes, which may place it at a competitive disadvantage; and (iv) a substantial portion of the Company's cash flow from operations may be dedicated to the payment of interest on its indebtedness, thereby reducing the funds available to the Company for its operations. The Company's current indebtedness contains, and the Company's new indebtedness will contain, financial and operating covenants including, but not limited to, restrictions on the Company's ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, create liens, sell assets, enter into certain transactions with affiliates and enter into certain mergers and consolidations. Failure by the Company to comply with such covenants may result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company. In addition, upon the occurrence of a Change of Control (as defined in the Indenture dated as of May 10, 1996 between United States Trust Company of New York and the
Company (the "Senior Note Indenture")), the Company will be obligated to repurchase the Senior Notes at 101% of their principal amount. In such event, there is no assurance that the Company will be able to obtain the necessary financing to repurchase the Senior Notes.

HISTORY OF LOSSES

    The Company has incurred net losses in each fiscal year since the Acquisition including fiscal 1995. There can be no assurance that such losses will not continue in the future.

MERCHANDISE TRENDS

    The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer preferences in a timely manner. Accordingly, any failure by the Company to anticipate, identify and respond to changing fashion trends could adversely affect consumer acceptance of the merchandise in the Company's stores, which in turn could adversely affect the Company's business and its image with its customers. If the Company miscalculates either the market for its merchandise or its customers' purchasing habits, it may be required to sell a significant amount of unsold inventory at below average markups over the Company's cost, or below cost, which would have an adverse effect on the Company's financial condition and results of operations.

IMPACT OF ECONOMIC CONDITIONS ON INDUSTRY RESULTS

    The Company's business is sensitive to customers' spending patterns, which in turn are subject to prevailing economic conditions. There can be no assurance that consumer spending will not be affected by economic conditions, thereby impacting the

Company's growth, net sales and profitability. A decline in economic conditions in one or more of the markets in which the Company's stores are concentrated could have an adverse effect on the Company's financial condition and results of operations.

CONCENTRATION OF OPERATIONS IN CALIFORNIA AND THE NORTHEAST

    As of February 3, 1996, 21 of the Company's stores were located in the northeastern United States (New York, New Jersey, Connecticut and Massachusetts) and generated 36% of the Company's fiscal 1995 net sales and 13 of the Company's stores were located in California and generated 22% of the Company's fiscal 1995 net sales. Of the stores in the Northeast, 18 were located in New York, New Jersey and Connecticut and generated 33% of the Company's fiscal 1995 net sales. (The foregoing percentages exclude sales from the Company's 11 stores closed in August 1995.) Although the Company has opened stores in other areas in the United States, a significant percentage of the Company's net sales is likely to remain concentrated in the Northeast and California for the foreseeable future. Consequently, the Company's results of operations and financial condition are heavily dependent upon general consumer trends and other general economic conditions in those regions.

COMPETITION

    All aspects of the women's apparel industry, including the off-price retail segment, are highly competitive. The Company competes primarily with department stores, other off-price retailers, specialty stores, discount stores and mass merchandisers, many of which have substantially greater financial and marketing resources than the Company. Finer department stores, which constitute the Company's principal competitors, offer a broader selection of merchandise and higher quality service. In addition, many department stores have become more promotional and have reduced their price points, and certain finer department stores and certain of the Company's vendors have opened outlet stores which offer off-priced merchandise in competition with the Company. Accordingly, the Company may face periods of intense competition in the future which could have an adverse effect on its financial results.

QUARTERLY RESULTS AND SEASONALITY

    The Company's quarterly results of operations may fluctuate materially depending on, among other things, the timing of new store openings and related pre-opening expenses, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in timing of certain holidays and changes in the Company's merchandise mix. The Company's business is also subject to seasonal influences with higher margins in its first and third quarters and lower margins in its second and fourth quarters. Because of fluctuations in net sales and net income, the results of operations for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends to a significant extent upon the performance of its senior management team, particularly Robert N. Friedman, Chairman and Chief Executive Officer, and Philip Kaplan, President and Chief Operating Officer. The loss of services of any of the Company's executive officers could have a material adverse impact on the Company. The Company maintains key man life insurance on the life of Mr. Kaplan in the amount of $5.0 million and Mr. Friedman in the amount of $3.0 million. The Company's success will depend on its ability to motivate and retain its key employees and to attract and retain qualified personnel in the future.

PAYMENTS TO AFFILIATES

    As of May 4, 1996, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and certain of its affiliates, beneficially owned 32.7% (or 12,261,794 shares) of the outstanding shares of the Company's Series A Preferred Stock, all of which will be redeemed on or about June 14, 1996. DLJ and certain of its affiliates sold 104,653 shares of Common Stock in the Offering and now own approximately 14.5% (or 1,203,527 shares) of the Common Stock.

VOLATILITY OF STOCK PRICE

    The Common Stock is quoted on the Nasdaq National Market System, which has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the Company believes that factors such as quarterly fluctuations in the financial results of the Company, the Company's comparable store sales results, announcements by other apparel retailers, the overall economy and the condition of the financial markets could cause the price of the Common Stock to fluctuate substantially.


SHARES ELIGIBLE FOR FUTURE SALE

    The Company has outstanding 8,312,384 shares of Common Stock. Of such shares, 4,107,800 shares of Common Stock were offered to the public pursuant to the Offering and are freely tradable. Of the 4,204,584 remaining shares, 4,006,121 shares are held by executive officers, directors and certain shareholders who, together with the Company, have agreed not to sell, contract to sell, or otherwise dispose of, any shares of Common Stock without the consent of Montgomery Securities, one of the underwriters for the Offering, for a period of 180 days after May 7, 1996. Upon expiration of such agreements, 3,779,751 of such shares will be eligible for sale in the public markets in accordance with Rule 144
("Rule 144") promulgated under the Securities Act. The remainder are eligible for public sale at various times after such date in accordance with the provisions of Rule 144. Of the 198,463 shares not subject to such agreements, 146,435 are eligible for sale in the public markets in accordance with Rule 144. In addition, as of May 10, 1996, the Company had outstanding options to purchase a total of 878,168 shares of Common
Stock and may issue additional options to purchase a total of 190,860 shares of Common Stock. Of the shares underlying these outstanding options, 656,318 are subject to the agreements described above. Except as limited by the agreements described above and by Rule 144 volume limitations applicable to affiliates, shares issued upon the exercise of stock options after the effective date of this Registration Statement generally will be available for sale in the open market. The Company also has issued and outstanding 469,237 shares of Class B Common Stock which may, 180 days following the completion of the Offering, be converted into shares of Common Stock on a one-to-one basis.


    Future sales of substantial amounts of Common Stock in the open market, or the availability of such shares for sale following this Offering, could adversely affect the prevailing market price of the Common Stock.

ANTI-TAKEOVER PROVISIONS

    The Company's Certificate of Incorporation and By-laws contain certain provisions that may discourage other persons from attempting to acquire control of the Company. These provisions include, without limitation, (i) classification of the Company's board of directors (the "Board of Directors"), (ii) prohibitions on stockholder action by written consent and (iii) procedural requirements in connection with stockholder proposals or director nominations. In addition, the Board of Directors, without further action of the stockholders, has the authority to issue preferred stock in one or more series. In certain circumstances, the fact that provisions are in place which inhibit or discourage takeover attempts could reduce the market value of the Common Stock.


                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of the Shares by the Selling Securityholders. The Selling Securityholders will receive the entire proceeds from the sale of their shares, less any commissions paid to dealers for executing such sales.


                        DETERMINATION OF OFFERING PRICE

    Although the Company has no control over the price at which the Selling Securityholders are offering their shares to the public, it is anticipated that the Selling Securityholders will offer their shares at a price approximating their current market value at the time of sale.

                            SELLING SECURITYHOLDERS

    The Selling Securityholders named below are offering an aggregate of 247,738 shares of the Company's issued and outstanding Common Stock.

                                                                              AMOUNT AND
                                                                              PERCENTAGE
                        POSITION OR          TOTAL       TOTAL SHARES         AFTER SALE
      NAME              AFFILIATION       SHARES HELD       OFFERED       AMOUNT       PERCENTAGE
AMOUNT                 PERCENTAGE
Alan Bogner{(1)}       Former Employee      199,177         173,095         26,082            *
Donald D'agostino      Former Employee       3,670           3,670          0
Sandi Fishman          Employee              1,495           1,495          0
Marvin Gardner         Employee              6,979           2,852          4,127             *
Philip Goodman         Former Employee       3,988           1,595          2,393             *
Thomas Gueli           Former Employee       1,117           1,117          0
Harold Kaplan          Former Employee       4,487           1,795          2,692             *
Norman Matthews{(1)}   Director             73,365          41,457          31,908            *
Murray Mayer           Former Employee       3,988           1,595          2,393             *
Henry Mittleman        Former Employee       7,133           5,669          1,464             *
George Nadel           Former Employee       4,245           2,458          1,787             *



Deborah Scialabba      Former Employee       1,564           1,564          0
Joseph Wilson          Former Employee       5,982           1,197          4,785             *
Other Selling                               12,308           8,180          4,128             *
Securityholders{(2)}

_________________________

*Less than 1%

(1) Messrs. Bogner and Matthews are each subject to an agreement which prohibits generally the sale, until 180 days after May 7, 1996, of any shares of Common Stock.

(2) Represents aggregate information regarding 19 Selling Securityholders who are offering less than 1,000 shares each. Such Selling Securityholders, who are either employees or former employees of the Company, are non-affiliates of the Company and may use this Reoffer Prospectus for reoffers and resales of such shares of Common Stock.

                              PLAN OF DISTRIBUTION

    The shares offered by this Reoffer Prospectus were previously offered and issued to the Selling Securityholders pursuant to the Plan. The purpose of the Plan was to promote the success of Holdings by providing a method whereby key employees and directors of Holdings and its subsidiaries would be encouraged to invest in Holdings common stock and thereby increase their proprietary interest in the business, encourage them to remain employ of, or as directors of, Holdings and increase their personal interest in the continued success and progress of Holdings.

    The Selling Securityholders acquired the Shares under the Plan and are now offering the Shares for resale; however, because the Shares are "restricted securities," as defined in General Instruction C.1 to Form S-8, in making such sales the Selling Shareholders are subject to the volume limitations set forth in Rule 144(e). In general, the volume limitation set forth in Rule 144(e) is that the amount of restricted securities that may be reoffered and sold by the holder thereof cannot exceed, during any three month period, the greater of (i) 1% of the shares of Common Stock outstanding or (ii) the average weekly reported volume of trading in Common Stock as reported through Nasdaq during the four weeks preceding the initial sale.

    Although the Company has no control over the manner in which the Selling Securityholders offer and sell their shares, it is anticipated that sales will be made by the Selling Securityholders directly or through one or more securities dealers in over-the-counter or privately negotiated transactions. Shares sold in over-the-counter transactions will be sold at then current market prices. Shares sold in privately negotiated transactions will be sold at prices acceptable to buyer and seller. The Selling Securityholders will receive the entire proceeds from the sale of their shares, less any commissions paid to dealers for executing such sales. The Company will not receive any of the proceeds from the sales by the Selling Securityholders.


                        DESCRIPTION OF SECURITIES OFFERED

    The Company is authorized to issue up to 66,969,237 shares of stock, which shares consist of 25,000,000 shares of Common Stock, 469,237 shares of Class
B Common Stock, and 41,500,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock").

COMMON STOCK

    The securities to be offered pursuant to this Reoffer Prospectus consists of 247,739 shares of the Company's common stock. The shares of Common Stock are entitled to share ratably with the shares of Class B Common Stock in such dividends (other than dividends on Common Stock payable in shares of the capital stock of the Company) as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor.
The payment of cash dividends by the Company is prohibited by the terms of the Company's existing credit facility and is restricted by the terms of the New Credit Facility and by the Senior Note Indenture. The Company does not anticipate paying cash dividends in the foreseeable future.

    In the event of any liquidation, dissolution or winding up of the Company, holders of the Common Stock and Class B Common Stock are entitled to share ratably in the balance, if any, remaining after payment of all debts and other liabilities of the Company. Except as described below holders of the Common Stock have no redemption, preemptive or subscription rights.

    Holders of Common Stock are entitled to one vote per share for the election of directors and for all other matters to be submitted to a vote of the Company's stockholders. Except as provided below, the exclusive voting power for all purposes is vested in the holders of the Common Stock. Holders of shares of Common Stock have no cumulative voting rights. Shares of Common
Stock are not convertible into shares of any other class.

CLASS B COMMON STOCK

    The shares of Class B Common Stock are entitled to share ratably with the shares of Common Stock in such dividends (other than dividends on Common Stock payable in shares of the capital stock of the Company) as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor. Although the holders of Class B Common Stock will not share in any dividends on the Common Stock payable in shares of capital stock of the Company, the number of shares of Common Stock issuable upon the conversion of a share of Class B Common Stock will be subject to adjustment in such event. See"Adjustments." The payment of cash dividends by the Company will be restricted by the terms of the New Credit Facility and restricted by the Senior Note Indenture, and the Company does not anticipate paying cash dividends in the foreseeable future.

    In the event of any liquidation, dissolution or winding up of the Company, holders of the Common Stock and Class B Common Stock are entitled to share ratably in the balance, if any, remaining after payment of all debts and other liabilities of the Company. Except as described below, holders of the Class B Common Stock have no redemption, preemptive or subscription rights.

    Except as required by Delaware's General Corporation Law (the "Delaware GCL"), holders of Class B Common Stock have no right to vote for the election of directors or for any other matters that may be submitted to a vote of the Company's stockholders, except for an increase in the number of authorized shares of the Class B Common Stock, which must be approved by two-thirds of each of the shares of Common Stock and the shares of Class B Common Stock. Holders of shares of Class B Common Stock have no cumulative voting rights.

    Shares of Class B Common Stock are convertible, at any time after 180 days after the closing of the Offering, at the option of the holder, on a one-for-one basis (subject to adjustment), into shares of Common Stock.
Shares of Class B Common Stock may be converted by surrendering to the Transfer Agent for the Class B Common Stock a stock certificate signed by the registered holder indicating such holder's election to convert all or a portion of the shares of the Class B Common Stock evidenced by such certificate. As used herein, the term"Underlying Common Stock" means the shares of Common Stock issued or issuable upon conversion of the Class B Common Stock.

    MERGERS AND OTHER BUSINESS COMBINATIONS. In the event of a Non-Surviving Combination (as defined below), each share of Class B Common Stock will be exchanged for the same consideration as it would have received if it had been converted into Common Stock immediately prior to such event. As used herein, a "Non-Surviving Combination" means any merger, consolidation or other business combination by the Company with one or more persons (other than a wholly owned subsidiary of the Company) in which the other person is the survivor, or a sale of all or substantially all of the assets of the Company to one or more such other persons, if, in connection with any of the foregoing, consideration (other than common equity securities of the Company) is distributed to holders of Common Stock in exchange for all or substantially all of their equity interest in the Company.

    ADJUSTMENTS. The number of shares of Common Stock issuable upon the conversion of each share of Class B Common Stock (as well as the number of votes allocable to each such share of Class B Common Stock, the amount payable in respect of each such share on account of the liquidation, dissolution or winding up of the Company and the dividends payable on each such share) are subject to adjustment in certain events, including (i) a distribution on the Common Stock in shares of its capital stock or a combination, subdivision or reclassification of Common Stock or (ii) the issuance or sale of rights, warrants or options or convertible or exchangeable securities to holders of Common Stock or other persons entitling such holders to purchase shares of Common Stock for a consideration per share less than the then current market value (as defined) per share of Common Stock (not including certain sales or issuances to the management of the Company, if approved by the Board of Directors). In the case of distributions described in clause (i) above and sales or issuances to holders of Common Stock described in clause (ii) above, no adjustment in the number of shares of Common Stock issuable upon conversion of the Class B Common Stock will be required until cumulative adjustments require an adjustment of at least 1% thereof. The Company will notify the holders of the Class B Common Stock in the event of any adjustments.

    The Company has authorized and reserved for issuance such number of shares of Common Stock as shall be issuable upon the conversion of all outstanding shares of Class B Common Stock. Such shares of Common Stock, when issued, will be duly and validly issued and fully paid and nonassessable.

    No fractional shares will be issued upon conversion of shares of Class B Common Stock, but the Company will pay the cash value of any fractional shares otherwise issuable.

PREFERRED STOCK

    AUTHORIZED BUT UNISSUED PREFERRED STOCK. The Board of Directors of the Company is authorized, without further action of the shareholders of the Company, to issue any unissued stock and to classify or reclassify, or set or change the preferences, dividend, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such stock.

                                  EXPERTS

    The consolidated financial statements of the Company at February 3, 1996 and January 28, 1995 and for the fiscal years ended February 3, 1996, January 28, 1995 and January 29, 1994 appearing in the Company's Registration Statement (Form S-1 No. 33-97100) have been audited by Ernst & Young
LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


              INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                     PART II

                             INFORMATION REQUIRED IN
                           THE REGISTRATION STATEMENT


ITEM 3.     INCORPORATION OF DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

    1.The Company's Prospectus, dated May 7, 1996, which was filed with the Commission pursuant to Rule 424(b) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and relates to the Company's Registration Statement on Form S-1, (Registration Statement No. 33-97100), which was declared effective on May 7, 1996;

    2.The Company's Registration Statement on Form 8-A, dated May 1, 1996, filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which contains a description of the Common Stock.

    All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities registered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents.

ITEM 4.     DESCRIPTION OF SECURITIES

    Not Applicable.

ITEM 5.     INTERESTS OF NAMED EXPERTS AND COUNSEL

    Not Applicable.

ITEM 6.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect of any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

    Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

    The Company's Restated Certificate of Incorporation provides for indemnification of the Company's directors and officers to the fullest extent permitted by law. The Company's Restated Certificate of Incorporation also permits the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers, or controlling persons of the Company pursuant to the Company's Restated Certificate of Incorporation, its By-laws and the Delaware General Corporation Law, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

    As permitted by the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for beach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit. As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for beach of his or her duty of care.

Item 7.     EXEMPTION FROM REGISTRATION CLAIMED

    A total of 247,738 shares offered hereby were originally issued by the Company upon exercise of options granted under the 1988 Stock Option Plan. The offer and sale of such shares were made either (i) in reliance upon the exemption from registration under Section 4(2) of the Securities Act, relative to sales by an issuer not involving any public offering or (ii) in reliance upon an exemption from registration pursuant to Rule 701 promulgated under the Securities Act and by virtue of the fact that the transactions did not involve an "offer" or "sale" as such terms are defined under the Securities Act.

Item 8.     EXHIBITS

4.1 -- Amended and Restated Certificate of Incorporation of the Company currently in effect.(Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Registration Statement No. 33-97100), filed with the Commission).

4.2 -- By-laws of the Company. (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (Registration Statement No. 33-97100), filed with the Commission).

5.1 -- Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to the legality of shares of Common Stock being registered.

23.1--      Consent of Ernst & Young LLP.

23.2-- Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in their opinion filed as Exhibit 5.1).

24.1--      Power of Attorney (included on the signature page hereto).


Item 9.     UNDERTAKINGS

    (a)The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant's Certificate of Incorporation or by-laws, by contract, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 10, 1996.

                             LOEHMANN'S, INC.


                             By:/s/ PHILIP KAPLAN
                                ----------------------
                                    Philip Kaplan
                                    President


         We, the undersigned officers and directors of Loehmann's, Inc., hereby severally constitute Philip Kaplan, Robert Friedman and Robert Glass, and each of them singly, our true and lawful attorneys-in-fact with full power to sign for us and in our names in the capacities indicated below, any and all amendments, including post-effective amendments, to this registration statement, and generally do all such things in our name and behalf in such capacities to enable Loehmann's, Inc. to comply with the applicable provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, and we hereby ratify and confirm our signatures as they may be signed by our said attorney to any and all such amendments.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


     SIGNATURES                            TITLE                        DATE
[S]                           [C]                                [C]

/s/ NORMAN S. MATTHEWS         Chairman of the Board and Director  June 10, 1996
- -----------------------
     Norman S. Matthews

/s/ PHILIP KAPLAN               President and Chief Operating      June 10, 1996
- -----------------------         Officer and Director (Principal
     Philip Kaplan              Executive Officer)

/s/ ROBERT N. FRIEDMAN          Chairman and Chief Executive       June 10, 1996
- -----------------------         Officer and Director
     Robert N. Friedman

/s/ ROBERT GLASS                Senior Vice President and Chief    June 10, 1996
- -----------------------         Financial Officer (Principal
    Robert Glass                Financial and Accounting Officer)

/s/ JANET A. HICKEY             Vice President and Director        June 10, 1996
- -----------------------
    Janet A. Hickey


- -----------------------         Director
   Richard E. Kroon

/s/ CHRISTINA A. MOHR           Director                           June 10, 1996
- -----------------------
    Christina A. Mohr

/s/ CYNTHIA COHEN TURK          Director                           June 10, 1996
- -----------------------
    Cynthia Cohen Turk

                               INDEX TO EXHIBITS


                                                                 Sequential Page
EXHIBITS                                                              NUMBER

4.1  --   Amended and Restated Certificate of Incorporation of
          the Company currently in effect. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Registration Statement No. 33-97100), filed with the Commission).

4.2  --   By-laws of the Company. (Incorporated by reference to
          Exhibit 4.2 to the Company's Registration Statement on
          Form S-1 (Registration Statement No. 33-97100), filed with the Commission).

5.1  --   Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as
          to the legality of shares of Common Stock being registered.

23.1 --   Consent of Ernst & Young LLP.

23.2 --   Consent of Paul, Weiss, Rifkind, Wharton & Garrison
          (included in their opinion filed as Exhibit 5.1).

24.1 -- Power of Attorney (included on the signature page hereto).